UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Brookfield Homes Corporation

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

112723 10 1

(Cusip Number)

September 30, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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CUSIP No. 112723 10 1			Page 2 of 6

1.	Names of Reporting Persons: Brascan Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (see instructions):
	(a)	☐
	(b)	☒ — Joint filing

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 15,560,063

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 15,560,063

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,560,063

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions): Not applicable ☐

11.	Percent of Class Represented by Amount in Row (9): 50.4%

12.	Type of Reporting Person (see instructions): CO, HC

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CUSIP No. 112723 10 1			Page 3 of 6

1.	Names of Reporting Persons: EdperPartners Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (see instructions):
	(a)	☐
	(b)	☒ — Joint filing

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 15,560,063

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 15,560,0630

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,560,063

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions): Not applicable ☐

11.	Percent of Class Represented by Amount in Row (9): 50.4%

12.	Type of Reporting Person (see instructions): CO, HC

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CUSIP No. 112723 10 1	Page 4 of 6

Item 1(a).	Name of Issuer
Brookfield Homes Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices
12865 Pointe Del Mar
Suite 200
Del Mar, California
92014

Item 2(a).	Name of Person Filing
Brascan Corporation
EdperPartners Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence
BCE Place, 181 Bay Street
Suite 300, P.O. Box 762
Toronto, Ontario
M5J 2T3

Item 2(c).	Citizenship
See item 4 of cover pages

Item 2(d).	Title of Class of Securities
Common Shares, par value $0.01 per share

Item 2(e).	CUSIP Number
Common Shares: 112723 10 1

Item 3.	Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:
See item 9 of cover pages. Brascan beneficially owns the Common Shares directly. Brascan’s major shareholder is Edper. Edper beneficially owns the Common Shares indirectly through Brascan.

(b)	Percent of Class: See item 11 of cover pages

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CUSIP No. 112723 10 1	Page 5 of 6

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See item 5 of cover pages

(ii)	shared power to vote or to direct the vote: See item 6 of cover pages

(iii)	sole power to dispose or to direct the disposition of: See item 7 of cover pages

(iv)	shared power to dispose or to direct the disposition of: See item 8 of cover pages

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

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CUSIP No. 112723 10 1	Page 6 of 6

Item 10.	Certifications
Not applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 23, 2004.

BRASCAN CORPORATION

By: /s/ Alan V. Dean

Name: Alan V. Dean Title: Senior Vice President, Corporate Affairs and Secretary

EDPERPARTNERS LIMITED

By: /s/ Brian D. Lawson

Name: Brian D. Lawson Title: President and Secretary